

November 23, 2010

Amit Tandon
President
Emerging Growth Acquisitions I, Inc.
250 Park Avenue, 7th Floor
New York, New York 10177

> **Re:** **Emerging Growth Acquisitions I, Inc.**
> **Registration Statement on Form 10-12G**
> **Amended November 9, 2010**
> **File No. 000-54130**

Dear Mr. Tandon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note your response to prior comment 1; however, we note that some items, such as the registrant's telephone number, have not been included on the cover page as required. Therefore, we reissue the comment.

Item 1. Business, page 1

(d) Management's Discussion and Analysis . . . , page 3

2.   With respect to your revisions in response to prior comment 7, please:

* reconcile your disclosure in the fourth paragraph on page 3 indicating that Amit Tandon received 50,000 common shares as consideration for a verbal agreement to provide funding in addition to services he provided with the disclosure in Note 2 on page F-8 that Mr. Tandon was issued those shares as consideration for services; and
* revise to clarify whether you have legal recourse if Mr. Tandon does not provide funding to your pursuant to your oral agreement, given that your disclosure only indicates that you currently do not have "a plan" of recourse.

Item 1A. Risk Factors, page 4

An investment in us is highly speculative . . . , page 4

3.   With respect to your revisions in response to prior comment 11:

* please quantify the amount of the invested capital that represents Amit Tandon's "personal pecuniary interest" as of the most recent practicable date;
* with a view toward disclosure, please identify for us the "other members of [y]our management," as mentioned in the fifth and seventh sentences of this risk factor;
* please expand to discuss Amit Tandon's role with Cavalier Holdings as mentioned on page 8, and describe briefly that entity's business;
* we note your revised disclosure that in the event of a concurrent acquisition opportunity, you believe your sole officer and director "will be able to sufficiently allocate his time" between you and any company with which he is involved. Please revise to explain how he will allocate his time; and
* please revise the last sentence to explain the conflicts of interest that may arise as a result of related party loans or ownership of your stock.

4.   Please revise to clarify what you mean by stating that Amit Tandon is "currently involved with" Emerging Growth Acquisitions II, Inc., Emerging Growth Acquisitions III, Inc., Emerging Growth Acquisitions IV, Inc., and Emerging Growth Acquisitions V, Inc. In this regard, we note your disclosure on page 9 that Mr. Tandon has been the sole officer and director of those entities since July 19, 2010. Also, given Mr. Tandon's role with you and with those entities, please revise your disclosure to clarify your disclosure as to who would vote upon the business combination described in the seventh sentence.

There are issues impacting liquidity of our securities . . . page 5

5.   We note your revisions in response to prior comment 13 in the last paragraph on page 5; however, we note you did not revise the first paragraph on page 6. Therefore, we reissue the comment with respect to your disclosure on page 6.

Item 5. Directors and Executive Officers, page 8

A. Identification of Directors and Executive Officers, page 8

6.   We note your response to prior comment 16. Please tell us whether you have a chief executive officer or chief financial officer.

7.   Please tell us how your disclosure in the first sentence that your officer and director is elected annually by your board of directors is consistent with Section 2.2 of Exhibit 3.2.

Amit Tandon, page 8

8.   We note your response to prior comment 19. Please further revise to:

   - disclose Mr. Tandon's business experience from 2006 to 2008;
   - clarify whether Mr. Tandon served in all three described capacities at New York Global Group, Inc. for the entire period of 2003 to 2006, and if not, please indicate for each role the period during which he served in that role; and
   - include the other positions and directorships held by Mr. Tandon, such as those mentioned in "Current Blank Check Company Experience," on page 9.

Current Blank Check Company Experience, page 9

9.   We note your response to prior comment 21; however, the revised disclosure does not address the second sentence of our comment. Given your disclosure, such as in the fifth paragraph on page 2, of the substantial costs involved in investigating business opportunities and negotiating, drafting, and executing the relevant agreements, please revise to disclose how you will determine which of the shell companies will pay the expenses of your affiliates as they seek business combinations before a specific combination is assigned to a specific shell company.

10.   We note your disclosure in the third bullet point. Please revise to clarify which of "[y]our affiliates" have agreed not to be compensated. Please also explain the "limited compensation" that you anticipate providing upon the closing of a business combination.

Item 6. Executive Compensation, page 9

11.   We note your response to prior comment 23. Please revise to clarify to whom you are referring as "we" in the third sentence of the first paragraph in this section. Please also revise to clarify how the consummation of a business combination with a private entity will result in "profit" for your officer, affiliates, and promoters. For example, revise to state whether your officer, affiliates, or promoters intend to profit from compensation for past services, post-transaction employment, selling their shares or entering into a share repurchase agreement, or in another manner.

Item 7. Certain Relationships and Related Transactions, page 10

12.   We note your response to prior comment 26. With a view toward clarified disclosure, please tell us why you have imputed interest on a non-interest bearing loan as an in-kind distribution. Please also tell us how you calculated the imputed interest and whether you will have additional imputed interest in future periods.

13.   We note your response to prior comment 27 and reissue the comment. For example, your revised disclosure did not address the contributions of goods or services by Amit Tandon and Ajay Tandon in return for shares of your common stock, mentioned in Note 2 on page F-8 and Note 4 on page F-9.

Item 9. Market Price of and Dividends on the Registrant's Common Equity . . . , page 11

(b) Holders, page 11

14.   Please reconcile your disclosure that there are 100,000,000 shares of your common stock issued and outstanding with your disclosure, such as on page F-2, that there are 100,000 shares of your common stock issued and outstanding.

Item 11. Description of Registrant's Securities To Be Registered, page 11

(a) Common and Preferred Stock, page 11

15.   We note your response to prior comment 30 and your disclosure on pages 7 and 12 that you do not intend to delay, defer, or prevent a change in control. However, it is not clear that disclosure pursuant to Item 202(a)(5) of Regulation S-K is not required, given the provisions of your articles of incorporation and bylaws that we cited in our prior comment that would make it possible to delay, defer, or prevent a change in control. Therefore, we reissue the comment.

Preferred Stock, page 11

16.   Please tell us how Section 4.2 of Exhibit 3.2 authorizes your board of directors to issue
        preferred stock "with designations, rights and preferences determined . . . by [y]our board
        of directors." For example, please explain the reference to or tell us where to find Article
        3(3) of your Articles of Incorporation.

Item 12. Indemnification of Directors and Officers, page 12

17.   We note your response to prior comment 34. Please similarly revise the fourth paragraph
        of your disclosure in this section to refer to the appropriate governing document where
        the indemnification provision appears.

Note 2. Stockholders' Equity, page F-8

18.   We note your response to our previous comment 39. We note your disclosure on page 3
        that the operating expenses of $3,825 include legal and accounting expenses. Please
        clarify whether the $3,000 of services contributed by shareholders is included in the
        operating expenses and why these would be considered legal and accounting expenses.

Exhibit 3.2

19.   We note that you did not respond to prior comment 40 and reissue the comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Gregg E. Jaclin – Anslow & Jaclin, LLP